



Reliance
Industries Limited

RECEIVED

7007 OCT 16 A 10: 19

IC: CF INTL ...
CORPORATE FINANCE

07027157

October 10, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 41	October 10, 2007	Intimating that the Company's Board Meeting will be held on October 18, 2007 to consider, inter alia, the Financial Results of the Company for the quarter ended on September 30, 2007.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S Sudhakar
Vice President
Corporate Secretarial

Encl :   a/a

PROCESSED

OCT 1 7 2007

THOMSON
FINANCIAL

10/16

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com



Reliance
Industries Limited

October 10, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

We wish to inform that a meeting of the Board of Directors of the Company will
be held on **Thursday, October 18, 2007** to consider, inter alia, the Financial
Results of the Company for the quarter ended on September 30, 2007.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

|END

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com